UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                           Acadia Pharmaceuticals Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  US0042251084
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              OrbiMed Advisors LLC
                               OrbiMed Capital LLC
                                 Samuel D. Isaly
                                767 Third Avenue
                               New York, NY 10017
                            Telephone: (212) 739-6400
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                             Paul S. Schreiber, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                 April 15, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


              If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

              Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

              *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

              The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------                               ---------------------
CUSIP No.  US0042251084                                     Page 3 of 13 Pages
----------------------------                               ---------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           OrbiMed Advisors LLC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)  [ ]
           (b)  [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                   [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER

                              0
 NUMBER OF             ---------------------------------------------------------
  SHARES               8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                     621,606
   EACH                ---------------------------------------------------------
 REPORTING             9      SOLE DISPOSITIVE POWER
  PERSON
   WITH                       0
                       ---------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                              621,606
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           621,606
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)            [ ]

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           2.65%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON (See Instructions)

           IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                               ---------------------
CUSIP No.  US0042251084                                     Page 4 of 13 Pages
----------------------------                               ---------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           OrbiMed Capital LLC
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)  [ ]
           (b)  [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                   [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER

                              0
 NUMBER OF             ---------------------------------------------------------
  SHARES               8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                     863,906
   EACH                ---------------------------------------------------------
 REPORTING             9      SOLE DISPOSITIVE POWER
  PERSON
   WITH                       0
                       ---------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                              863,906
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           863,906
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)            [ ]

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           3.69%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON (See Instructions)

           IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                               ---------------------
CUSIP No.  US0042251084                                     Page 5 of 13 Pages
----------------------------                               ---------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Samuel D. Isaly
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
           (a)  [ ]
           (b)  [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           AF
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                   [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER

                              0
 NUMBER OF             ---------------------------------------------------------
  SHARES               8      SHARED VOTING POWER
BENEFICIALLY
 OWNED BY                     1,485,512
   EACH                ---------------------------------------------------------
 REPORTING             9      SOLE DISPOSITIVE POWER
  PERSON
   WITH                       0
                       ---------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER

                              1,485,512
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,485,512
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)            [ ]

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.34%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON (See Instructions)

           HC
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock (the "Shares"), of Acadia Pharmaceuticals Inc. (the "Issuer"), a Delaware corporation with its principal executive offices located at 3911 Sorrento Valley Boulevard, San Diego, California 92121.

Item 2.  Identity and Background.

         (a) This Statement is being filed by OrbiMed Advisors LLC, a limited liability company organized under the laws of Delaware, OrbiMed Capital LLC, a limited liability company organized under the laws of Delaware, and Samuel D. Isaly ("Isaly"), an individual (collectively, the "Reporting Persons").

         (b)-(c) OrbiMed Advisors LLC is a registered investment adviser under the Investment Advisers Act of 1940, as amended, that acts as investment adviser or general partner to certain clients which hold Shares of the Issuer, as more particularly described in Item 3 below. OrbiMed Advisors LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

         OrbiMed Capital LLC is a registered investment adviser under the Investment Advisers Act of 1940, as amended, that acts as general partner to certain limited partnerships as more particularly described in Item 3 below. OrbiMed Capital LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

         Isaly, a natural person, owns a controlling interest in OrbiMed Advisors LLC and OrbiMed Capital LLC.

         The directors and executive officers of OrbiMed Advisors LLC and OrbiMed Capital LLC are set forth on Schedules I and II, attached hereto. Schedules I and II set forth the following information with respect to each such person:

         (i)   name;

         (ii)  business address (or residence address where indicated);

         (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

         (iv)  citizenship.

         (d)-(e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Isaly is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Considerations.

         On and prior to April 15, 2005, pursuant to the discretionary investment management authority of OrbiMed Advisors LLC and OrbiMed Capital LLC under their respective investment advisory contracts and limited partnership agreements with or relating to Eaton Vance Worldwide Health Sciences and Finsbury Worldwide Pharmaceutical Trust caused these clients to purchase 1,485,512 Shares of the Issuer. The authority referenced in the preceding sentence included authority to vote, purchase and/or sell securities held by or on behalf of such clients, including those Shares of the Issuer referenced in that sentence.

         Following the above transactions, Isaly, as the owner of a controlling interest in OrbiMed Advisors LLC and OrbiMed Capital LLC, is the beneficial owner of approximately 6.34% of the outstanding Shares of the Issuer. OrbiMed Advisors LLC is the beneficial owner of approximately 2.65% of the outstanding Shares of the Issuer and OrbiMed Capital LLC is the beneficial owner of approximately 3.69% of the outstanding Shares of the Issuer.

         None of the Reporting Persons have acquired or disposed of any additional Shares of the Issuer since April 15, 2005.

Item 4.  Purpose of Transaction.

         As described more fully in Item 3 above, this statement relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons have been acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer's business on behalf of Eaton Vance Worldwide Health Sciences or Finsbury Worldwide Pharmaceutical Trust or any other of the Reporting Persons' respective advisory clients.

         The Reporting Persons were previously granted and exercised the right to appoint a representative to the Board of Directors (the "Board") of the Issuer, so as to permit active monitoring of the operations of the Issuer. Carl
L. Gordon currently serves as the Reporting Persons' representative to the Board.

         The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's Shares or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

         Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of the Issuer's securities to be deregistered or delisted,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) As of the date of this filing, OrbiMed Advisors LLC, OrbiMed Capital LLC and Samuel D. Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Common Stock described in Item 3. Based upon information contained in the most recent available filing by the Issuer with the SEC, such Shares constitute approximately 6.34% of the issued and outstanding Shares. As described above in
Item 2, Isaly owns, pursuant to the terms of the limited liability company agreement of each of OrbiMed Advisors LLC and OrbiMed Capital LLC, a controlling interest in the outstanding limited liability company interests of such entity. As a result, Isaly, OrbiMed Advisors LLC and OrbiMed Capital LLC share power to direct the vote and to direct the disposition of the Common Stock described in
Item 3.

         (c) The following tables set forth all transactions with respect to the Shares, effected during the past sixty (60) days by any of the Reporting Persons. All such transactions were effected in a private placement, and the tables include commissions paid in per share prices.

---------------------------------------------------------------------------------------------------------------------
Name                            Date                         No. of Shares Purchased        Price Per Share ($)
---------------------------------------------------------------------------------------------------------------------
Finsbury Worldwide              April 15, 2005               359,603 common shares and      $6.82 per unit (common
Pharmaceutical Trust                                         89,900 warrants                share and 0.25 warrants)
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

Exhibit                                  Description

A. Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC and Samuel D. Isaly

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 29, 2005

                                           OrbiMed Advisors LLC

                                           By: /s/ Samuel D. Isaly
                                           -----------------------
                                           Name: Samuel D. Isaly
                                           Title: Managing Partner


                                           OrbiMed Capital LLC

                                           By: /s/ Samuel D. Isaly
                                           -----------------------
                                           Name: Samuel D. Isaly
                                           Title: Managing Partner


                                           By: /s/ Samuel D. Isaly
                                           -----------------------
                                           Name: Samuel D. Isaly

                                   Schedule I

         The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

===============================================================================================
                                          Position with Reporting
           Name                                    Person                  Principal Occupation
-----------------------------------------------------------------------------------------------
Samuel D. Isaly                       Managing Partner                     Partner
                                                                           OrbiMed Advisors LLC
-----------------------------------------------------------------------------------------------
Michael Sheffery                      Partner                              Partner
                                                                           OrbiMed Advisors LLC
-----------------------------------------------------------------------------------------------
Carl L. Gordon                        Partner                              Partner
                                                                           OrbiMed Advisors LLC
-----------------------------------------------------------------------------------------------
Sven Borho                            Partner                              Partner
   German and Swedish Citizen                                              OrbiMed Advisors LLC
-----------------------------------------------------------------------------------------------
Jonathan T. Silverstein               Partner                              Partner
                                                                           OrbiMed Advisors LLC
-----------------------------------------------------------------------------------------------
Eric A. Bittelman                     Chief Financial Officer and          CFO/CCO
                                      Chief Compliance Officer             OrbiMed Advisors LLC
===============================================================================================

                                   Schedule II

         The name and present principal occupation of each of the executive officers and directors of OrbiMed Capital LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

===============================================================================================
                                          Position with Reporting
           Name                                    Person                  Principal Occupation
-----------------------------------------------------------------------------------------------
Samuel D. Isaly                       Managing Partner                     Partner
                                                                           OrbiMed Capital LLC
-----------------------------------------------------------------------------------------------
Michael Sheffery                      Partner                              Partner
                                                                           OrbiMed Capital LLC
-----------------------------------------------------------------------------------------------
Carl L. Gordon                        Partner                              Partner
                                                                           OrbiMed Capital LLC
-----------------------------------------------------------------------------------------------
Sven Borho                            Partner                              Partner
   German and Swedish Citizen                                              OrbiMed Capital LLC
-----------------------------------------------------------------------------------------------
Jonathan T. Silverstein               Partner                              Partner
                                                                           OrbiMed Capital LLC
-----------------------------------------------------------------------------------------------
Eric A. Bittelman                     Chief Financial Officer and          CFO/CCO
                                      Chief Compliance Officer             OrbiMed Capital LLC
===============================================================================================

                                  EXHIBIT INDEX


--------------------------------------------------------------------------------
  Exhibit                     Description                               Page No.
--------------------------------------------------------------------------------
     A.           Joint Filing Agreement among OrbiMed                     A-1
                  Advisors LLC, OrbiMed Capital, LLC and
                  Samuel D. Isaly
--------------------------------------------------------------------------------